Mail Stop 4561

November 27, 2006

Mr. Ben W. Perks
Chief Financial Officer
Navigant Consulting, Inc.
615 North Wabash Avenue
Chicago, IL  60611

> **Re:    Navigant Consulting, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 001-12173**

Dear Mr. Perks

    We have completed our review of the forms listed above and related filings and have no further comments at this time.

                                        Sincerely,


                                        Steven Jacobs
                                        Accounting Branch Chief